Todd Simson

VP Engineering & Manufacturing

Todd has worked for 25 years in new product design and manufacturing. He was the Production Design Engineer for Diversified Vending Corporation and the Chief Engineer for Multi-Max Corporation. At Multi-Max, in addition to leading engineering activities, he set up in-house production for key components and was in charge of all production. He is a successful inventor with multiple patents in the field of electro-mechanical equipment. Todd's engineering and production experience includes extensive QA responsibility on new products. He will manage the engineering and manufacturing of UpLyft™ and oversee the production engineering and production subcontract. Todd has a BS in mechanical engineering from MIT.



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